CONSENT OF SHAUN P. HACKETT

I consent to the use of my name in connection with the following reports which are being filed as exhibit to and incorporated by reference into the registration statement on Form 40-F of Nevsun Resources Ltd. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The Technical Report on the Segala Main and Northwest Resource, dated March 27, 2003;

2.

The Technical Report on the Segala property, dated May 17, 2004;

with accompanying qualifying certificates and referenced in the Company’s annual information form June 15, 2004.

June 18, 2004, at West Perth

“signed”
________________
Shaun P. Hackett